                                                                EXHIBIT (C)(10)

                                PROPOSAL NO. I

                             ELECTION OF DIRECTORS

NOMINEES AND VOTE REQUIRED

  A board of five (5) directors is to be elected at the meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below, all of whom are presently directors of the Company. In the event that any such nominee is unable or declines to serve as a director at the time of the Annual Meeting of Shareholders, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner in accordance with cumulative voting as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. The five nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under California law. It is not expected that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Shareholders or until a successor has been elected and qualified.

  The Board of Directors recommends the election of the nominees listed below. The names of the nominees, and certain information about them as of the record date, are set forth below.

                                                                      DIRECTOR
    NAME OF NOMINEE    AGE            PRINCIPAL OCCUPATION             SINCE
    ---------------    ---            --------------------            --------
   William J. Bowers   68    Private Investor                           1990
   William H. Gibbs    53    President, Chief Executive Officer and     1985
                             Chairman of the Board of Directors of
                             the Company
   Bruce G. Klass      64    Private Investor and Attorney              1983
   Don M. Lyle         57    Independent Consultant                     1992
   George M. Ryan      75    Private Investor                           1983

  Mr. Bowers was Chief Executive Officer and Chairman of MSI Data Corporation, a data collection company, for more than five years prior to 1988. He retired from that position in 1988 and is now a private investor. Mr. Bowers is also a director of Quality Systems, Inc.

  Mr. Gibbs has been the President and Chief Executive officer of the Company since November 1985 and became Chairman of the Board of Directors of the Company in February 1987.

  Mr. Klaas is a private investor and a patent lawyer. He has been of counsel to the law firm of Klaas, Law, O'Meara and Malkin, P.C., Denver, Colorado, one of the Company's patent counsels, since December 1990, when he retired from the active practice of law.

  Mr. Lyle has been an independent consultant since 1983 to a number of technology-based companies in the United States, Europe and Japan. From 1984 through 1987, Mr. Lyle was President and Chief Executive Officer of Data Electronics, Inc. Mr. Lyle is also a director of Emulex Network Systems.

  Mr. Ryan is a private investor.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of the Company held a total of four meetings during 1996. No director attended fewer than 75% of such meetings or of committee meetings held while such director was a member of the Board or of a committee.

  The Board of Directors has a Nominating Committee, an Audit Committee and a Compensation Committee.

  The Nominating Committee recommends new members for the Company's Board of Directors. The Committee consists of William J. Bowers and William H. Gibbs. Thus far, the functions of the Nominating Committee have been performed by the Board of Directors. The Nominating Committee held no meetings in 1996.

  The Audit Committee recommends engagement of the Company's independent auditors, approves services performed by such auditors and reviews and evaluates the Company's accounting system and its system of internal accounting controls. This Committee, consisting of George M. Ryan and William
J. Bowers, held one meeting during 1996.

  The Compensation Committee reviews and administers the compensation of the officers of the Company and administers the Company's 1992 Stock Plan and, to the extent necessary with respect to outstanding options, the Company's 1983 Incentive Stock Option Plan. This Committee, currently consisting of Bruce G. Klaas and Don M. Lyle, held one meeting during 1996.

COMPENSATION OF DIRECTORS

 Retainer and Meeting Fees

  All non-employee directors received a $6,000 annual retainer plus $1,250 for each Board of Directors meeting attended and for each committee meeting which did not occur on a regularly scheduled date.

 Director Warrant Plan

  The Company's Director Warrant Plan (the "Warrant Plan") was adopted in December 1985 by the Board of Directors and approved by the shareholders in April 1986 for the purpose of issuing Common Stock Purchase Warrants (the "Warrants") to directors of the Company who are otherwise ineligible under the Company's stock option programs. A total of 225,000 shares of Common Stock are reserved for issuance under the Warrant Plan. Under the Warrant Plan as currently in effect, each non-employee director automatically receives a Warrant to purchase 15,000 shares of the Company's Common Stock upon first becoming a director (the "Initial Warrant") and each non-employee director automatically receives an additional Warrant to purchase 5,250 shares each year (the "Annual Warrant") beginning in the fifth year after the grant of such Initial Warrant. On August 12, 1996, grants of Annual Warrants to purchase 5,250 shares of the Company's Common Stock were made to Messrs. Bowers, Klaas and Ryan at an exercise price of $23.38.

  The exercise price of the Warrants granted under the Warrant Plan is equal to the fair market value of the Company's Common Stock on the date of the grant. Each Initial Warrant vests as to 1/48th of the shares subject thereto for each full calendar month after the date of grant that the holder of such Initial Warrant remains a member of the Board of Directors. Each Annual Warrant vests one year after the date of grant, subject to the holder of such Annual Warrant remaining a member of the Board of Directors during such one-year period. Initial Warrants and Annual Warrants may be exercised with respect to unvested shares if a repurchase agreement is executed between the warrantholder and the Company. The repurchase agreement grants the Company the right to repurchase unvested shares at the original purchase price in the event the warrantholder ceases to be a member of the Board of Directors. Warrants may be exercised within three months after the date the holder ceases to serve as a director and expire five years after grant. The Warrants are not transferable by their holders other than by will or laws of descent and may be exercised during the lifetime of the holder only by the holder. In the event of a change-in-control, all Warrants outstanding under the Warrant Plan will become fully vested as to all shares subject to the Warrant. A "change-in-control" is defined to include the following events:

    A. Any of the following that are approved by the requisite vote of the shareholders of the Company:

      1. a transaction or series of transactions occurring within three years resulting, in more than 50% of the Company's voting stock being transferred to new shareholders;

      2. a transaction or series of transactions occurring within three years resulting in more than 50% of the assets of the Company being sold or disposed of; or

      3. a dissolution or liquidation of the Company, or a partial liquidation involving more than 50% of its assets;

    B. The acquisition of beneficial ownership by any person of more than 50% of the voting power of the outstanding capital stock of the Company; and

    C. A change in the majority of the members of the Board of Directors in a three-year period for reasons other than death, disability or voluntary resignation.

                                PROPOSAL NO. 2

                     RATIFICATION OF INDEPENDENT AUDITORS

  Upon the recommendation of the Audit Committee and subject to the ratification by the shareholders, the Board of Directors appointed KPMG Peat Marwick LLP, independent public auditors to serve for the fiscal year ending December 31, 1997.

  The Board of Directors recommends that the shareholders vote for ratification of the appointment of KPMG Peat Marwick LLP as the Company's independent auditors to audit the financial statements for the Company for the year ending December 31, 1997. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection.

  Representatives of KPMG Peat Marwick LLP are expected to be present at the meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

VOTE REQUIRED

  The affirmative vote of a majority of the Votes Cast will be required to ratify KPMG Peat Marwick LLP as the Company's independent auditors.

  THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF KPMG PEAT MARWICK LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

                            EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION TABLES

  The following table shows the total compensation of (i) the Chief Executive Officer and (ii) all other executive officers of the Company who earned over $100,000 in salary and bonus in 1996 (together the "Named Executive Officers"), as well as the total compensation paid to each such individual for the Company's two previous fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                                LONG-TERM COMPENSATION
                                                             -----------------------------
                                 ANNUAL COMPENSATION                AWARDS         PAYOUTS
                         ----------------------------------- --------------------- -------
                                                             RESTRICTED SECURITIES
                                                OTHER ANNUAL   STOCK    UNDERLYING  LTIP
   NAME AND PRINCIPAL          SALARY    BONUS  COMPENSATION  AWARD(S)   OPTIONS   PAYOUTS  ALL OTHER
        POSITION         YEAR    ($)      ($)       ($)         ($)        (#)       ($)   COMPENSATION
   ------------------    ---- --------- ------- ------------ ---------- ---------- ------- ------------
William H. Gibbs........ 1996 $$285,000 $44,599      --          --          --      --       $1,784
 Chief Executive Officer 1995   274,998 155,000      --          --      150,000     --        1,510
                         1994   257,986 138,000      --          --      150,000     --        1,357
David T. Ledwell........ 1996  $132,981 $35,000      --          --          --      --       $  959
 Executive Vice Presi-
  dent                   1995   121,831  42,500      --          --       22,500     --          820
 Transactions Products   1994   115,283  31,000      --          --        7,500     --          982
Janet W. Shanks......... 1996 $  85,488 $20,000      --          --          --       --      $  568
 Corporate Controller    1995    67,575  20,500      --          --       15,000      --         474
 Chief Accounting Offi-
  cer                    1994    69,087  11,000      --          --        7,500      --         576

--------
(1) Represents payments of insurance premiums on behalf of the Named Executive Officers.

  The following tables set forth certain information for the Named Executive Officers with respect to exercises in 1996 of options to purchase Common Stock of the Company:

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                    VALUES

                                                      NUMBER OF
                                                SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                                                 UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                           SHARES     VALUE    AT FISCAL YEAR END (#)   AT FISCAL YEAR END (1)($)
                         ACQUIRED ON REALIZED ------------------------- -------------------------
NAME                     EXERCISE(#)   ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
William H. Gibbs........      --        --      542,807      154,693    $8,278,844   $1,227,381
David T. Ledwell........      --        --       33,750       22,500       484,687      168,436
Janet W. Shanks.........      --        --       12,000       16,125       141,622      126,308

--------

(1) Market value of underlying securities at year-end minus the exercise price multiplied by the number of shares.

EMPLOYMENT AGREEMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  The Company has an employment agreement with William H. Gibbs under which the Company has a continuing obligation to employ Mr. Gibbs. The employment agreement provides that Mr. Gibbs will receive a base salary determined annually by the Board of Directors, such salary in any event not to be less than $12,500 per month. Mr. Gibbs is also entitled to bonuses of up to 50% of his annual base salary based upon performance of the Company as set forth in the annual operating plan agreed to by the Board of Directors and Mr. Gibbs. In the event that Mr. Gibbs is terminated without cause, the Company is obligated to continue to pay Mr. Gibbs' salary until the earlier of (i) commencement of employment with a new employer or (ii) six months from the date of termination. In the event of termination due to resignation, for cause, disability or death, no severance pay will be due, but the Company will continue to pay for medical benefits in certain situations for periods not exceeding two years. In the event of a change-in-control, Mr. Gibbs may resign and have his resignation treated as a termination without cause. A change-in-control, for purposes of Mr. Gibbs' employment agreement, is defined to be (i) a merger or consolidation which has the result that voting securities of the Company are canceled, converted for cash or cash equivalents, securities of another entity or non-voting securities of the Company, (ii) a sale of the Company's assets, or (iii) securities representing more than 50% of the voting power of the Company are acquired by a person or entity.

  Vesting of all options held by officers under the 1992 Stock Plan of the Company is subject to the acceleration provisions thereof in the event of a change in control. Vesting of all options held by officers under the 1983 Incentive Stock Option Plan of the Company is subject to the acceleration provisions thereof in the event of a merger or consolidation.

REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors establishes the compensation plans and policies and the specific compensation levels for executive officers, and administers the Company's stock option plans.

 Compensation Policies

  The Compensation Committee reviews and approves the salaries of executive officers primarily by reference to data contained in the American Electronics Association (AEA) survey of executive compensation in the electronics industry. The Committee establishes base salaries that are within the range of salaries for persons holding positions of similar responsibility at comparably-sized technology companies. In addition, the Committee considers factors such as relative Company performance, the individual's past performance, his or her future potential and the individual's experience and ability as judged by the Committee. Effective July 1, 1996, the Compensation Committee approved base salary increases averaging approximately 11.1% for executive officers other than the Chief Executive Officer, William H. Gibbs.

  Annual bonuses for executive officers are primarily based on the achievement of performance targets set forth in the Company's operating plan for the year. The annual cash bonus for executives other than Mr. Gibbs, is based on four elements: (i) pretax profits in relation to the Company's operating plan; (ii) the operating results of the businesses or functions reporting to the executive, (iii) achievement of specific, measurable objectives related to the executive's area of responsibilities, and (iv) a factor based on Mr. Gibbs' subjective judgment of the executive's performance. Bonus payments to executive officers other than Mr. Gibbs averaged approximately 25% of such officers' base salaries for 1996. The Committee believes this to be commensurate with overall performance against the objectives utilized in the executive bonus program.

  The Compensation Committee believes that stock options are an effective incentive device for attracting and retaining employees, and also serve to align the interests of the executive officers with those of the shareholders. In determining stock option grants, the Committee considers ranges of options granted to executives at various levels in other companies and the relationship of such grants to the number of vested options then held. While this data is somewhat imprecise, the Compensation Committee feels comfortable that the ranges are reasonable. All options are granted at the market price of the Common Stock on the date of grant. During 1996, the Compensation Committee granted no options to executive officers.

 Compensation of Chief Executive Officer

  The Company has an employment agreement with Mr. Gibbs which provides that he will receive a base salary determined annually by the Board of Directors, in any event not to be less than $12,500 per month. The

Compensation Committee believes that his total compensation (salary and bonus) should be heavily influenced by the performance of the Company. In establishing his base salary, the Committee also considers the salaries of chief executive officers of comparable companies and their performance, according to the AEA data referred to above. Mr. Gibbs received no increase in 1996.

  Mr. Gibbs is also entitled to a bonus of up to 50% of his annual base salary based on the Company meeting certain objectives as set by the Board of Directors. Mr. Gibbs received a bonus of $44,599 for 1996, representing approximately 30% of his bonus target and approximately 16% of his base salary.

  Mr. Gibbs was granted no options in 1996.

 Deductibility of Executive Compensation

  The Internal Revenue Code limits the federal income tax deductibility of compensation paid to the Company's Chief Executive Officer and to each of the other four most highly compensated executive officers. For this purpose, compensation can include, in addition to cash compensation, the difference between the exercise price of stock options and the value of the underlying stock on the date of exercise. Under the new legislation, the Company may deduct compensation with respect to any of these individuals only to the extent that during any fiscal year such compensation does not exceed $1.0 million or meets certain other conditions (such as shareholder approval). Based on the Company's current compensation plans and policies, the Company and the Committee believe that, for the near future, there is little risk that the Company will lose any significant tax deduction for executive compensation.

     Don M. Lyle, Member                                Bruce G. Klaas, Member
     of the Compensation Committee                of the Compensation Committee

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is composed of Don M. Lyle and Bruce G. Klaas who are non-employee directors with no interlocking relationships as defined by the Securities and Exchange Commission.

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